UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

TriQuint Semiconductor, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

89674K103
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,112,186*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,112,186*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,112,186*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON CO

* Includes 395,000 Shares underlying call options.

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,498,199*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,498,199*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,498,199*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

* Includes 96,600 Shares underlying call options.

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 896,906*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 896,906*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 896,906*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes 58,000 Shares underlying call options.

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 896,906*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 896,906*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 896,906*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes 58,000 Shares underlying call options.

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 896,906*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 896,906*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 896,906*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

* Includes 58,000 Shares underlying call options.

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD LEADERS ALPHA LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,922,395*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,922,395*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,922,395*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

* Includes 223,300 Shares underlying call options.

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,922,395*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,922,395*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,922,395*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

* Includes 223,300 Shares underlying call options.

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,922,395*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,922,395*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,922,395*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

* Includes 223,300 Shares underlying call options.

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,922,395*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,922,395*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,922,395*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

* Includes 223,300 Shares underlying call options.

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,784,500*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,784,500*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,784,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON PN

* Includes 924,500 Shares underlying call options.

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,784,500*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,784,500*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,784,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON OO

* Includes 924,500 Shares underlying call options.

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,784,500*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,784,500*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,784,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON PN

* Includes 924,500 Shares underlying call options.

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,784,500*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,784,500*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,784,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON OO

* Includes 924,500 Shares underlying call options.

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,784,500*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,784,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,784,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IN

* Includes 924,500 Shares underlying call options.

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,784,500*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,784,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,784,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IN

* Includes 924,500 Shares underlying call options.

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,784,500*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,784,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,784,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IN

* Includes 924,500 Shares underlying call options.

CUSIP NO. 89674K103

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Alpha LLC and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 5,717,186 Shares beneficially owned by Starboard V&O Fund is approximately $30,850,295, excluding brokerage commissions. The aggregate purchase price of the call options exercisable into 395,000 Shares owned beneficially by Starboard V&O Fund is approximately $189,796, excluding brokerage commissions. The aggregate purchase price of the 1,401,599 Shares beneficially owned by Starboard S LLC is approximately $8,151,763, excluding brokerage commissions. The aggregate purchase price of the call options exercisable into 96,600 Shares owned beneficially by Starboard S LLC is approximately $46,406, excluding brokerage commissions. The aggregate purchase price of the 838,906 Shares beneficially owned by Starboard C LP is approximately $4,563,696, excluding brokerage commissions. The aggregate purchase price of the call options exercisable into 58,000 Shares owned beneficially by Starboard C LP is approximately $27,831, excluding brokerage commissions. The aggregate purchase price of the 1,699,095 Shares beneficially owned by Alpha LLC is approximately $10,621,500, excluding brokerage commissions. The aggregate purchase price of the call options exercisable into 223,300 Shares owned beneficially by Alpha LLC is approximately $107,270, excluding brokerage commissions.  The aggregate purchase price of the 2,203,214 Shares held in the Starboard Value LP Account is approximately $12,442,877, excluding brokerage commissions. The aggregate purchase price of the call options exercisable into 151,600 Shares held in the Starboard Value LP Account is approximately $72,827, excluding brokerage commissions.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On October 29, 2013, Starboard Value LP (“Starboard”) delivered a letter to the Issuer’s CEO, Ralph G. Quinsey, and the Issuer’s Board of Directors (the “Board”).   In the letter, Starboard outlined the significant opportunities Starboard sees for value creation at the Issuer.  Starboard stated in the letter that it believes the current market price of the Issuer does not fully reflect the value of the Issuer’s businesses, in large part due to the continued underperformance of the Issuer’s Mobile Power Amplifier (PA) business.  Starboard noted, among other things, that the Issuer’s strong, growing, and highly profitable Networks & Defense and Bulk Acoustic Wave (BAW) Filter businesses are being weighed down considerably by its lagging Mobile PA business.  In the letter, Starboard further outlined its thoughts and concerns about the Issuer’s past underperformance as well as Starboard’s views on the steps required to unlock value for the benefit of all shareholders of the Issuer.  Starboard concluded the letter by expressing its desire to immediately begin conversations with the Board regarding both strategy and Board composition.

The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 89674K103

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 156,518,028 Shares outstanding, as of August 5, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 7, 2013.

A.	Starboard V&O Fund

(a)	As of the close of business on October 28, 2013, Starboard V&O Fund beneficially owned 6,112,186 Shares, including 395,000 Shares underlying call options.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 6,112,186
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,112,186
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Starboard S LLC

(a)	As of the close of business on October 28, 2013, Starboard S LLC beneficially owned 1,498,199 Shares, including 96,600 Shares underlying call options.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 1,498,199
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,498,199
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on October 28, 2013, Starboard C LP beneficially owned 896,906 Shares, including 58,000 Shares underlying call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 896,906
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 896,906
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 89674K103

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 896,906 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 896,906
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 896,906
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 896,906 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 896,906
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 896,906
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Alpha LLC

(a)	As of the close of business on October 28, 2013, Alpha LLC beneficially owned 1,922,395 Shares, including 223,300 Shares underlying call options.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 1,922,395
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,922,395
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Alpha LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 89674K103

G.	Leaders Fund

(a)	Leaders Fund, as a member of Alpha LLC, may be deemed the beneficial owner of the 1,922,395 shares owned by Alpha LLC.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 1,922,395
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,922,395
4. Shared power to dispose or direct the disposition: 0

(c)
Leaders Fund has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Alpha LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

H.	Starboard A LP

(a)	Starboard A LP, as the general partner of Leaders Fund and the managing member of Alpha LLC, may be deemed the beneficial owner of the 1,922,395 shares owned by Alpha LLC.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 1,922,395
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,922,395
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard A LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Alpha LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

I.	Starboard A GP

(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 1,922,395 shares owned by Alpha LLC.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 1,922,395
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,922,395
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard A GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Alpha LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 89674K103

J.	Starboard Value LP

(a)
As of the close of business on October 28, 2013, 2,354,814 Shares were held in the Starboard Value LP Account, including 151,600 Shares underlying call options.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Alpha LLC and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 6,112,186 Shares owned by Starboard V&O Fund, (ii) 1,498,199 Shares owned by Starboard S LLC, (iii) 896,906 Shares owned by Starboard C LP, (iv) 1,922,395 Shares owned by Alpha LLC and (v) 2,354,814 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 12,784,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,784,500
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Alpha LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

K.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 6,112,186 Shares owned by Starboard V&O Fund, (ii) 1,498,199 Shares owned by Starboard S LLC, (iii) 896,906 Shares owned by Starboard C LP, (iv) 1,922,395 Shares owned by Alpha LLC and (v) 2,354,814 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 12,784,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,784,500
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Alpha LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

L.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 6,112,186 Shares owned by Starboard V&O Fund, (ii) 1,498,199 Shares owned by Starboard S LLC, (iii) 896,906 Shares owned by Starboard C LP, (iv) 1,922,395 Shares owned by Alpha LLC and (v) 2,354,814 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 12,784,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,784,500
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Alpha LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 89674K103

M.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 6,112,186 Shares owned by Starboard V&O Fund, (ii) 1,498,199 Shares owned by Starboard S LLC, (iii) 896,906 Shares owned by Starboard C LP, (iv) 1,922,395 Shares owned by Alpha LLC and (v) 2,354,814 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 12,784,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,784,500
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Alpha LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

N.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 6,112,186 Shares owned by Starboard V&O Fund, (ii) 1,498,199 Shares owned by Starboard S LLC, (iii) 896,906 Shares owned by Starboard C LP, (iv) 1,922,395 Shares owned by Alpha LLC and (v) 2,354,814 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,784,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,784,500

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Alpha LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 89674K103

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the CEO and the Board of Directors, dated October 29, 2013.

CUSIP NO. 89674K103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 29, 2013

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD LEADERS ALPHA LLC
By: Starboard Value A LP,
      its managing manager

STARBOARD LEADERS FUND LP
By: Starboard Value A LP
       its general partner

STARBOARD VALUE A LP
By: Starboard Value A GP LLC,
      its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
       its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
       its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

CUSIP NO. 89674K103

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Class of Security	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Common Stock	128,144	7.2281	10/28/2013

STARBOARD VALUE AND OPPORTUNITY S LLC

Common Stock	31,410	7.2281	10/28/2013

STARBOARD VALUE AND OPPORTUNITY C LP

Common Stock	18,892	7.2281	10/28/2013

STARBOARD LEADERS ALPHA LLC

Common Stock	72,390	7.2281	10/28/2013

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Common Stock	49,164	7.2281	10/28/2013